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02 JUL 15 AM 12:5?

FORTIS

Solid partners, flexible solutions

Press Release

Brussels/Utrecht, 12 July 2002

[redacted]

02042590

SUPPL

Financial Calendar 2003

Fortis has set the dates for publications in 2003. In principle, press releases will be issued and put on the internet before trading opens. The analyst presentation will be available on the Fortis Internetsite from 8.00 am. The press conferences and analyst meetings can be followed live by phone, or via our website www.fortis.com.

Fortis

Koningsstraat 20
1000 Brussels
Belgium

Archimedeslaan 6
3584 BA Utrecht
Netherlands

www.fortis.com

Annual Results 2002	13 March	Press release (7.30 am) Press conference (10.30 am) Analyst meeting (4.00 pm)
Publication Annual Report	9 April	Available on www.fortis.com
General Shareholders' Assembly	27 May	Brussels (9.30 am) Utrecht (2.30 pm)
Results first quarter	27 May	Press release (7.30 am) Conference call for press (8.30 am)
	28 May	Conference call for analysts (3.00 pm)
Results first half-year	28 August	Press release (7.30 am) Press conference (10.30 am) Analyst meeting (4.00 pm)
Results first three quarters	25 November	Press release (7.30 am) Press conference (10.30 am) Conference call for analysts (3.00 pm)

NB: all times indicated are local.

Press contacts:

Brussels: 32 (0) 2 565 35 84 *Utrecht* 31 (0) 30 257 65 49

Investor Relations:

Brussels: 32 (0) 2 510 53 37 *Utrecht* 31 (0) 30 257 65 46

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